Haymaker Acquisition Corp.

650 Fifth Avenue

Floor 31

New York, NY 10019

October 20, 2017

VIA EDGAR

John Dana Brown

United States Securities and Exchange Commission

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Re:	Haymaker Acquisition Corp.
Registration Statement on Form S-1
Filed September 29, 2017, as amended
File No. 333-220733

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Haymaker Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, October 24, 2017, or as soon as thereafter practicable.

Very truly yours,

/s/ Christopher Bradley
Christopher Bradley
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller